Exhibit 99.1

Potential Listing of China Yuchai’s Subsidiary

Singapore, Singapore – August 25, 2025 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), wishes to announce that one of its indirect subsidiaries is considering a potential listing (the “Potential Listing Subsidiary”) on a foreign stock exchange (the “Potential Listing”). The Potential Listing Subsidiary has commenced preparatory work for the purposes of the Potential Listing.

The Potential Listing is in its preliminary stages and is dependent on, inter alia, the results of the due diligence to be carried out on the Potential Listing Subsidiary and other preparatory work to be undertaken, including any corporate reorganization, requisite approvals from the relevant regulatory authorities being obtained as well as the then-prevailing market conditions. Accordingly, there is no certainty or assurance that the Potential Listing will materialise in due course or at all.

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This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holders and that will contain detailed information about the issuer and management, as well as financial statements. The issuer does not intend to register any part of the proposed offering in the United States.

About China Yuchai International

China Yuchai International Limited, through its subsidiary Guangxi Yuchai Machinery Company Limited ("Yuchai"), is one of the leading powertrain solution providers in China. Yuchai specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and distributors while providing after-sales services across China and globally. Founded in 1951, Yuchai has established a reputable brand name, built a strong research and development team, and achieved a significant market share in China. Known for its high-quality products and reliable after-sales support, Yuchai has also expanded its footprint into overseas markets. In 2024, Yuchai sold 356,586 engines, further solidifying its position as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements, including, but not limited to, statements concerning China Yuchai's and the joint venture's operations, financial performance and condition, are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China, including those discussed in China Yuchai's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com